FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

    Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of October 2004

ABBEY NATIONAL PLC
(Translation of registrant’s name into English)

Abbey National House, 2 Triton Square, Regent's Place
London NW1 3AN, England
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes .. . . . . . . No . . .X. . . .

Abbey National plc
7 October 2004

Issued: 7 October 2004

Rule 2.10 Announcement – Relevant Securities in Issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Abbey National plc (“Abbey”) confirms that, as at close of business on 6th October 2004, it had in issue 1,482,828,671 (including those represented by ADSs) ordinary shares of 10 pence each (“Abbey Shares”).

The International Securities Identification Number for the Abbey Shares is GB0000044551 and for the American Depositary Shares of Abbey is US0029201060.

Each American Depositary Share of Abbey represents two Abbey Shares.

Gail McGrath
Secretariat Assistant
Tel: 0207 756 4772

The directors of Abbey National plc accept responsibility for the information contained in this announcement and confirm that, to the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC
Date: 7 th October 2004	By: /s/ Karen Carson
(Authorised Signatory)